EXHIBIT K

                     AMERICAN GREETINGS EXTENDS TENDER OFFER
                           FOR GIBSON GREETINGS' STOCK

Cleveland, OH - January 4, 2000 -- American Greetings (NYSE: AM) and Gibson Greetings (Nasdaq: GIBG) today announced that American Greetings' tender offer for all outstanding shares of Gibson Greetings' common stock has been extended until 5:00 p.m. Eastern time, Thursday, February 3, 2000. American Greetings and Gibson Greetings said the offer was extended because the two companies are still in the process of responding to a request for additional information from the Antitrust Division of the U.S. Department of Justice .

American Greetings' tender offer was scheduled to expire at 5:00 p.m. Eastern time, Wednesday, January 5, 2000. As of the close of business on Monday, January 3, 2000, a total of 7,260,375 shares of Gibson Greetings common stock had been tendered and not withdrawn.

The information agent for the offer is Corporate Investor Communications, Inc. Questions about the offer may be addressed to them at 877-842-2411.

American Greetings is the world's largest publicly held creator, manufacturer and distributor of greeting cards and social expression products. With headquarters in Cleveland, Ohio, American Greetings employs more than 21,000 associates around the world and has one of the largest creative studios in the world. For more information on American Greetings, visit our site on the World Wide Web at www.americangreetings.com.

Gibson Greetings, Inc., an industry innovator in the greeting card business, is pursuing a strategy of marketing relationship-fostering products that provide strong entertainment value. Gibson distributes more than 24,000 individual relationship communication products (over 5,000 new products last year), including greeting cards, gift wrap, party goods and licensed products. E-mail greetings featuring Gibson content are available through the Egreetings Network (www.egreetings.com), in which Gibson holds a minority equity interest. Gibson cards are also available through the Internet from Sparks.com (www.sparks.com), a leading online provider of greeting cards. For more information on Gibson Greetings, please visit our web site at www.gibsongreetings.com.

Contact:

Dale A. Cable                                Jim King
Vice President, Treasurer                    Manager, Investor & Media Relations
American Greetings Corporation               American Greetings Corporation
(216) 252-7300                               (216) 252-4864

Adam Friedman                                James T. Wilson
Adam Friedman Associates                     Chief Financial Officer
(212) 391-7596                               Gibson Greetings, Inc.
adam@adam-friedman.com                       (606) 815-6000

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